Merge Healthcare Incorporated

November 3, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0303

Re:	Merge Healthcare Incorporated
Form S-3
File No. 333-161689

Ladies and Gentlemen:

The undersigned, being the Registrant identified in Registration Statement No. 161689 as thereafter amended (the “Registration Statement”), requests pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date for the Registration Statement be accelerated so that it will be declared effective at 9 a.m. Eastern time on November 5, 2009, or as soon thereafter as practicable. The undersigned no longer requests acceleration of the effective date of the Registration Statement so that it becomes effective as of today's date.

In addition, the Registrant hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert staff comments and the declaration of effectiveness of this Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MERGE HEALTHCARE INCORPORATED

By: /s/ Ann Mayberry-French

Name: Ann Mayberry-French

Title: VP, General Counsel and Secretary